Exhibit 99.36
PETROFLOW ENERGY LTD.
MATERIAL CHANGE REPORT
(Form 51-102F3)
Name and Address of Company
Petroflow Energy Ltd. (“Petroflow”)
Suite 2700, 500 – 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Date of Material Change
February 26, 2007
News Releases
A news release was issued through CNW Group on February 26, 2007.
Summary of Material Change
Petroflow has entered into a definitive purchase and sale agreement to sell five of its producing wells in Oklahoma for $US 7 million.
Full Description of Material Change
Petroflow has entered into a definitive purchase and sale agreement to sell five of its producing wells in Oklahoma. The terms of the agreement call for the transaction to close on or before March 31, 2007 for total proceeds of $US 7 million.
Omitted Information
No information has been omitted on the basis that it is confidential information.
Executive Officer
John Melton, President and Chief Executive Officer of Petroflow, is knowledgeable about the material change set forth herein and can be reached at (504) 453-2926.
Date of Report
March 2, 2007